BY EDGAR TRANSMISSION

February 19, 2014

Ms. Karen Rossotto
Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-193383

Dear Ms. Rossotto and Mr. Long:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me on Friday, February 14 , 2014 and Tuesday, February 18, 2014. Changes in response to staff comments will be made by the Registrant in a Form 497 related to the Reorganization of the SmallCap Growth Fund II into the SmallCap Growth Fund I.

Comment 1. In the “Reorganization” section, the section notes that the Acquiring Fund outperformed the Acquired Fund over the one and three year periods ended September 30, 2013. Please explain why December 31, 2013 year-end performance numbers are not disclosed in this section.

Response. The disclosure in this section was intended to summarize what the Fund Board considered in approving the Reorganization. As the Fund Board meeting was held on December 10, 2013, September 30 performance numbers were considered by the Fund Board. Additional disclosure will be added to this section to note that the Acquired Fund attained better performance for the year ended December 31, 2013.

Comment 2. In correspondence, please explain why there is expected transition costs associated with the Reorganization.

Response. Both the Acquired and Acquiring Funds have a portion of their assets invested by Principal Management Corporation; between 10% and 35% of each Fund’s assets. Principal Management Corporation invests those assets in an attempt to match or exceed each Fund’s benchmark (the “core strategy”). In order to maintain the desired weighting of the core strategy of the Acquiring Fund following the Reorganization, all assets currently invested in the Acquired Fund’s core strategy will be transitioned to Acquired Fund’s current sub-advisor. The current sub-advisor of the Acquired Fund will be added to the Acquiring Fund following to the Reorganization.

Comment 3. In correspondence, please confirm the Registrant’s belief that the current portfolio managers of Emerald Advisers, Inc. will remain portfolio managers following the Reorganization.

Response. The Registrant confirms its belief that the portfolio managers will remain the same following the Reorganization.

Comment 4. The Acquired Fund and Acquiring Fund are both funds that invest in small market capitalization companies; however, the Funds define small market capitalization differently.  Please explain the use of the different definitions.  Also, the Acquiring Fund uses $6 billion as a threshold for small market capitalization companies.  Please explain why this is an appropriate level for a small market capitalization company.

Response. The differing definitions of small market capitalization are due to the investment preferences of the sub-advisors of each Fund.  The sub-advisors of the Acquiring Fund prefer to invest in larger small market capitalization companies. The Registrant believes the $6 billion threshold for small market capitalization companies is appropriate for the reasons that follow. Growth companies with $6 billion in market capitalization are included in the Morningstar Small Growth Universe investment category. The upper market capitalization threshold for the Russell 2000 Growth Index increased from $4.7 billion on 12/31/2012 to $5.3 billion on 12/31/2013.  Further, current small capitalization indexes include upper market capitalization thresholds that are higher than $6 billion.  For example, as of 1/31/2014, the MSCI US SmallCap Growth Index’s upper market capitalization threshold was $9 billion.

Comment 5. In the “Comparison of Principal Investment Risks”, highlight any additional risks related to the Acquiring Fund.

Response. The requested disclosure will be made.

Comment 6. Explain why the Acquiring Fund’s net expense ratios shown in the annual fund operating expenses table differ from those disclosed in the financial highlights.

Response. The financial highlights reflect 2 basis points of management fee waiver that was in effect for the fiscal year ending 10/31/2013. Effective 11/01/2013 the management fee waiver was increased to 7 basis points. The net expense ratio in the annual fund operating expense table for the Acquiring Fund reflects a 7 basis point management fee waiver that was effective on 11/1/2013 and was in place prior to the contemplation of the merger.

Comment 7. In correspondence, confirm that all material factors for which the Board considered in the approving the Reorganization are disclosed in the “Board Consideration of the Reorganization” section.

Response. The Registrant hereby confirms that all material factors considered by the Board in approving the Reorganization are disclosed.

Comment 8. Revise the “Certain Investment Strategies and Related Risks of the Funds” section to note that only difference in investment strategies and risks is related to the Acquiring Fund having an underlying funds risk.

Response. The requested disclosure will be made.

Comment 9. In the statement of operations, please disclose the impact to the reimbursement from manager as a result of the merger.

Response. There is no impact to the reimbursement from manager as the fee waivers were in place prior to the contemplation of a merger.

Comment 10. In the Pro Forma Notes to Financial Statements, make clear who the surviving entity will be for accounting purposes.

Response. The requested disclosure will be made.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.